GENTING BERHAD
(Incorporated In Malaysia under Company No. 7916-A)

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur. P.O. Box 10937, 50930 Kuala Lumpur, Malaysia.
Tel: 03-2178 2288, 2333 2288 Fax: 03-2161 5304 Telex: MA 30022.

[redacted]

08001978

4 April 2008

RECEIVED
2008 APR 18 A 9:19
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C 20549
United States of America

BY FAX # 001-202-772-9207

Dear Sirs,

SUPPL

GENTING BERHAD
EXEMPTION NO. 82-4962

We enclose a copy of the announcement by the Company on the Article entitled : "Rank rises on report of RM3 billion offer by Genting" for filing pursuant to exemption no. 82-4962 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

Yours faithfully
GENTING BERHAD

TAN WOOI MENG
Group Company Secretary

PROCESSED
APR 22 2008
THOMSON FINANCIAL

Encls...
F:\USERS\SEC\ELIE\Letters\ADR.doc

dw 4/21

BURSA MALAYSIA

Exemption No 82-4962

General Announcement

Submitted

Initiated by GENTING - COMMON on 03/04/2008 07:04:06 PM
Ownership transfer to GENTING on 03/04/2008 07:04:10 PM
Submitted by GENTING on 03/04/2008 07:11:56 PM
Reference No GG-080403-CCD1C
Form Version V3.0

Company Information

Main Board/ Second Board Company	
New Announcement	
Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	GENTING BERHAD
*** Stock name**	GENTING
*** Stock code**	3182
*** Contact person**	MR TAN WOOI MENG
*** Designation**	GROUP COMPANY SECRETARY
*** Contact number**	03-23336120
E-mail address	

Type *	Announcement
Subject *:	ARTICLE ENTITLED : "RANK RISES ON REPORT OF F M3 BILLION OFFER BY GENTING"

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
With reference to the query from Bursa Malaysia Securities Berhad in relation to the above news article that appeared on page 6 of The Edge Financial Daily on Wednesday, 2 April 2008, we wish to inform that Genting Berhad has no intention to make any general offer for the shares of Rank Group plc contrary to the speculative news reports.

Yours faithfully
GENTING BERHAD

TUN MOHAMMED HANIF BIN OMAR
DEPUTY CHAIRMAN

Announcement Details :-
(This field is for the details of the announcement, if applicable)

Attachment(s):- (please attach the attachments here)
- No Attachement Found -

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

RESORTS WORLD BHD.

(Incorporated in Malaysia under Company No. 58019-U)

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur.
P.O. Box 12745, 50788 Kuala Lumpur, Malaysia.
Tel: 03-2613833, 2023833 Fax: 03-2022633
Telex: MA 30022 Cable: Gentotel-Kuala Lumpur

RECEIVED
2008 APR 18 A 9:19
OFFICE OF INTERNATIONAL CORPORATE FINANCE

3 April 2008

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C 20549
United States of America

BY FAX/COURIER

Dear Sirs

RESORTS WORLD BHD.
EXEMPTION NO. 82-3229

We enclose a copy of the announcement of the Company pertaining to the Non-Renounceable Offer for Sale by Resorts World Limited (an indirect wholly-owned subsidiary of Resorts World Bhd) of its entire equity interest in Genting International Public Limited Company ("GIPLC") to the Shareholders of Resorts World Bhd which enclosed a copy of GIPLC's announcement dated 2 April 2008 for filing pursuant to exemption no. 82-3229 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

Yours sincerely
RESORTS WORLD BHD.

TAN WOOI MENG
Group Company Secretary

Encls...
F:\USERS\SEC\ROZITA\LETTERS\SECDCF.USA.doc

Exemption No. 82-3229

BURSA MALAYSIA

General Announcement

Initiated by RESORTS WORLD - COMMON on 02/04/2008 11:08:29 AM
Ownership transfer to RESORTS WORLD on 02/04/2008 11:08:40 AM
Submitted by RESORTS WORLD on 02/04/2008 04:58:22 PM
Reference No RW-080402-11C2
Form Version V3.0

Submitted

Company Information	
Main Board/ Second Board Company	
New Announcement	
Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
* Company name	RESORTS WORLD BHD
* Stock name	RESORTS
* Stock code	4715
* Contact person	MR TAN WOOI MENG
* Designation	GROUP COMPANY SECRETARY
* Contact number	03-23336120
E-mail address	

Type *	Announcement
Subject *:	RESORTS WORLD BHD ("RESORTS WORLD") NON-RENOUNCEABLE OFFER FOR SALE BY RESORTS WORLD LIMITED ("RWL") (AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF RESORTS WORLD) OF ITS ENTIRE EQUITY INTEREST IN GENTING INTERNATIONAL PUBLIC LIMITED COMPANY ("GIPLC") TO THE SHAREHOLDERS OF RESORTS WORLD ("OFS")

Note: If the announcement is a long announcement, please summarize the announcement in the contents and onto the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
We refer to the Prospectus issued by RWL for the OFS dated 18 March 2008.

Attached is the latest announcement made by GIPLC dated 2 April 2008 on the Singapore Exchange Securities Trading Limited ("SGX-ST")'s website for your information.

Announcement Details :-
(This field is for the details of the announcement, if applicable)

Attachment(s):- (please attach the attachments here)
080402_GIPLC - Announcement_Notice_of_AGM - 02 Apr 2008.pdf

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

We will post announcements made by GIPLC (on the SGX-ST's website) here on Bursa Malaysia Berhad's website from 18 March 2008 (being the date of the Prospectus for the OFS) up to 5.00 p.m. on 11 April 2008 (being the last time and date for acceptance, excess application and payment for the OFS) to assist entitled shareholders under the OFS in keeping abreast of developments relating to GIPLC and its subsidiaries.*

** or such later date and time as the Boards of Directors of RWL and Resorts World, at their absolute discretion, may decide and announce not less than 2 market days before the original last date and time.*

Exemption No. 82-3229

Genting International

GENTING INTERNATIONAL P.L.C.
(Incorporated in the Isle of Man with Limited Liability No. 24706C)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the Twenty-Third Annual General Meeting of the Company will be held at Canning Room, Level 14, Swissotel The Stamford, 2 Stamford Road, Singapore 178882 on Friday, 25 April 2008 at 10.00 a.m.

ORDINARY BUSINESS

1. To receive and adopt the Financial Statements for the financial year ended 31 December 2007 and the Directors' and Auditors' Reports thereon. **(Resolution 1)**

2. To approve Directors' fees of S$504,308 (2006: S$444,835) for the financial year ended 31 December 2007. **(Resolution 2)**

3. To re-elect the following persons as Directors of the Company pursuant to Article 102 of the Articles of Association of the Company:

   (i) Tan Sri Lim Kok Thay **(Resolution 3)**
   (ii) Mr Tjong Yik Min **(Resolution 4)**

4. To appoint PricewaterhouseCoopers, Isle of Man as Auditors in place of PricewaterhouseCoopers, Singapore, the retiring auditors and to authorise the Directors to fix their remuneration. **(Resolution 5)**

SPECIAL BUSINESS

5. To consider and, if thought fit, to pass the following resolutions as ordinary resolutions:

   5.1 Proposed Share Issue Mandate.

   "THAT pursuant to the listing rules of the Singapore Exchange Securities Trading Limited, authority be and is hereby given to the Directors of the Company to issue shares in the Company (whether by way of rights, bonus or otherwise) at any time and upon such terms and conditions and for such purposes and to such persons as the Directors may, in their absolute discretion, deem fit, provided that :

   (a) the aggregate number of shares to be issued pursuant to this resolution does not exceed 50% of the issued share capital of the Company, of which the aggregate number of shares to be issued other than on a pro-rata basis to shareholders of the Company does not exceed 20% of the issued share capital of the Company;

   (b) for the purpose of determining the aggregate number of shares that may be issued under paragraph (a) above, the percentage of issued share capital shall be based on the issued share capital of the Company at the time this resolution is passed, after adjusting for (i) new shares arising from the conversion or exercise of any convertible securities or share options which are outstanding at the time this resolution is passed, and (ii) any subsequent consolidation or subdivision of shares; and

   (c) unless revoked or varied by the Company in general meeting, such authority shall continue in force until the conclusion of the next Annual General Meeting of the Company or when it is required by law to be held, whichever is the earlier." **(Resolution 6)**

   5.2 Proposed Renewal of the Shareholders' Mandate.

   "THAT :

   (a) approval be and is hereby given, for the purposes of Chapter 9 of the Listing Manual ("Chapter 9") of the Singapore Exchange Securities Trading Limited, for the Company, its subsidiaries and associated companies that are entities at risk (as the term is used in Chapter 9), or any of them, to enter into any of the transactions falling within the types of interested person transactions described in the Appendix to the Notice of the Twenty-Third Annual General Meeting of the Company dated 2 April 2008 (the "Appendix") with any party who is of the class of interested persons described in the Appendix, provided that such transactions are made on normal commercial terms and in accordance with the review procedures for such interested person transactions;

NOTICE OF ANNUAL GENERAL MEETING (cont'd)

(b) the approval given in paragraph (a) above (the "Shareholders' Mandate") shall, unless revoked or varied by the Company in general meeting, continue in force until the conclusion of the next Annual General Meeting of the Company; and

(c) the Directors of the Company be and are hereby authorised to complete and do such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary or in the interests of the Company to give effect to the Shareholders' Mandate and/or this resolution." **(Resolution 7)**

6. To transact any other business of which due notice shall have been given.

By Order of the Board
DECLAN THOMAS KENNY
Secretary
2 April 2008

Registered Office : International House, Castle Hill, Victoria Road, Douglas, Isle of Man, IM2 4RB, British Isles.

Explanatory Notes on Businesses to be transacted:

a. Ordinary Resolution 5

- Under Section 12(1) of the Isle of Man Companies Act 1982 ("the 1982 Act") every company shall at each annual general meeting ("AGM") appoint an auditor or auditors to hold office from the conclusion of that AGM until the conclusion of the next AGM.
- Section 14(1) of the 1982 Act prescribes the qualifications for appointment as auditor which for the most part is membership of one or more institutes or associations of accountants and the Financial Supervision Commission of the Isle of Man may by order add or remove institutes or associations to those listed in this section.
- The aforesaid Section 14(1) includes the following persons as eligible for appointment as auditor of a company:
  A member of one of the following bodies of accountants:
  - the Institute of Chartered Accountants in England and Wales;
  - the Institute of Chartered Accountants of Scotland;
  - the Chartered Association of Certified Accountants;
  - the Institute of Chartered Accountants in Ireland;
  - the Chartered Institute of Public Finance and Accountancy; or
  - the Association of Authorised Public Accountants;
  A person who is an officer or servant of the company is disqualified from appointment as auditor of the company.
- Section 14(3) of the 1982 Act states that the aforesaid Section 14(1) shall not apply to a company liable to pay non resident company duty. Such a company can only be a "non resident company" within the meaning of the Non Resident Company Duty Act 1986 ("the 1986 Act")
- Isle of Man Non-Resident Companies were abolished with effect from 6 April 2007 when the 1986 Act was repealed.
- The abolition of the non resident company status implied that Section 14 of the 1982 Act will from 6 April 2007 apply to such companies. Thus, as from that date the auditor of every company incorporated in the Isle of Man which is required to appoint an auditor will have to have the qualifications listed in Section 14(1) of the 1982 Act and not be disqualified for any of the reasons set out in the remainder of Section 14 of that Act.
- Accordingly, the Directors have proposed that PricewaterhouseCoopers Isle of Man who satisfy the requirement of the 1982 Act be appointed as Auditors in place of the retiring auditors, PricewaterhouseCoopers Singapore.
- PricewaterhouseCoopers Singapore have confirmed that they are not aware of any professional reasons why PricewaterhouseCoopers Isle of Man should not accept appointment as Auditors of the Company.
- The Directors have confirmed that there were no disagreements with PricewaterhouseCoopers Singapore on accounting treatments within the last 12 months and that there are no other circumstances connected with the change of auditors that should be brought to the attention of shareholders.

b. Ordinary Resolution 6 if passed, will empower the Directors from the date of this Twenty-Third Annual General Meeting to the next Annual General Meeting to issue shares (whether by way of convertible securities or the grant of options carrying rights to subscribe for shares in the Company). The number of shares which the Directors may issue pursuant to this Ordinary Resolution would not exceed fifty per cent (50%) of the issued share capital of the Company at the time this Ordinary Resolution is passed. For issues of shares other than on a pro-rata basis to all shareholders, the aggregate number of shares to be issued shall not exceed twenty per cent (20%) of the total issued share capital of the Company at the time this Ordinary Resolution is passed.

c. Ordinary Resolution 7 if passed, will renew the Mandate to allow the Company, its subsidiaries and associated companies or any of them to enter into certain interested person transactions with persons who are considered "interested persons" (as defined in Chapter 9 of the Listing Manual of the Singapore Exchange Securities Trading Limited).

NOTES

1. A member entitled to attend and vote at this meeting is entitled to appoint a proxy or proxies to attend and vote instead of him. A proxy need not be a member of the Company.
2. The form of proxy in the case of an individual shall be signed by the appointor or his attorney, and in the case of a corporation, either under its common seal or under the hand of an officer or attorney duly authorised.
3. If the form of proxy is returned without any indication as to how the proxy shall vote, the proxy will vote or abstain as he thinks fit.
4. If no name is inserted in the space for the name of your proxy on the form of proxy, the Chairman of the Meeting will act as your proxy.
5. The form of proxy or other instruments of appointment shall not be treated as valid unless deposited at the Registered Office, International House, Castle Hill, Victoria Road, Douglas, Isle of Man, IM2 4RB, British Isles, not less than 48 hours before the time appointed for holding the meeting and at any adjournment thereof.
6. For depositors holding their shares through The Central Depository (Pte) Limited in Singapore, the Directors have determined that it is more practicable for the depositor proxy form to be delivered to, collected, collated, reviewed and checked at the Share Transfer Agent's Office in Singapore, M&C Services Private Limited, 138 Robinson Road #17-00, The Corporate Office, Singapore 068906, and as such will be counted as valid in regards to this meeting pursuant to Article 94 of the Company's Articles of Association. The depositor proxy form, duly completed, must be deposited by the depositor(s) at the abovementioned office of the Share Transfer Agent in Singapore not less than 48 hours before the commencement of the Meeting.

GENTING BERHAD
(Incorporated in Malaysia under Company No. 7916-A)

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur. P.O. Box 10937, 50930 Kuala Lumpur, Malaysia.
Tel: 03-2178 2288, 2333 2288 Fax: 03-2161 5304 Telex: MA 30022.

1 April 2008

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

BY FAX # 001-202-772-207

Dear Sirs,

GENTING BERHAD
EXEMPTION NO. 82-4962

We enclose a copy of the announcement by the Company on the incorporation of new wholly-owned subsidiary by Genting Property Limited, an indirect wholly-owned subsidiary of the Company for filing pursuant to exemption no. 82-4962 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

Yours faithfully
GENTING BERHAD

TAN WOOI MENG
Group Company Secretary

Encls...
F:\USERS\SEC\ SUE\Letters\ADR.doc

BURSA MALAYSIA

Exemption No 82-4962

General Announcement

Initiated by GENTING - COMMON on 02/04/2008 05:12:27 PM
Ownership transfer to GENTING on 02/04/2008 05:12:38 PM
Submitted by GENTING on 02/04/2008 06:06:47 PM
Reference No GG-080402-29418
Form Version V3.0

Submitted

Company Information

Main Board/ Second Board Company
New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	GENTING BERHAD
*** Stock name**	GENTING
*** Stock code**	3182
*** Contact person**	TAN WOOI MENG
*** Designation**	GROUP COMPANY SECRETARY
*** Contact number**	03-23336120
E-mail address	

Type *	**Announcement**
Subject *:	INCORPORATION OF NEW WHOLLY-OWNED SUBSIDIARY BY GENTING PROPERTY LIMITED, AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF THE COMPANY

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)

We wish to inform that Genting Property Limited, an indirect wholly-owned subsidiary of the Company, has incorporated Genting Chelsea Sdn Bhd ("Genting Chelsea") as its new wholly-owned subsidiary. Genting Chelsea was incorporated on 21 March 2008 with an issued and paid-up capital of RM2/- comprising 2 ordinary shares of RM1/- each for investments purposes.

None of the Directors and/or major shareholders of the Company and/or persons connected with them has any interest, direct or indirect in the aforesaid incorporation.

The aforesaid new subsidiary is not expected to have any effect on the group's profit for 2008.

GENTING BERHAD

TAN WOOI MENG
Group Company Secretary

Announcement Details :-
(This field is for the details of the announcement, if applicable)

Attachment(s): - (please attach the attachments here)
- No Attachement Found -

Exemption No. 82-4962

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

END